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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                           CENTRAL PARKING CORPORATION
                                (Name of Issuer)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   154785 10 9
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.





                         (Continued on following pages)



                               Page 1 of 5 Pages
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CUSIP NO. 154785 10 9            SCHEDULE 13G/A
                             (cover page continued)


1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Monore J. Carell, Jr.
       ###-##-####


2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [ ]
                                                                     (b) [ ]


3.     SEC USE ONLY


4.     CITIZENSHIP OR PLACE OF ORGANIZATION

       United States Citizen


NUMBER OF SHARES        5.      SOLE VOTING POWER

                                11,188,523


BENEFICIALLY            6.      SHARED VOTING POWER

                                None


OWNED BY EACH           7.      SOLE DISPOSITIVE POWER

                                11,175,282


REPORTING PERSON        8.      SHARED DISPOSITIVE POWER

                                None


9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       11,188,523*

       *Includes (i) 13,241 shares held in Central Parking Corporation's (the "Company's ") Deferred Stock Unit Plan, which Plan contains a power of attorney pursuant to which Mr. Carell votes such shares, (ii) options to purchase 9,413 shares granted pursuant to the Company's 1995 Incentive and Nonqualified Stock Option Plan for Key Personnel, (iii) 1,850,899 aggregate shares held by The Monroe J. Carell 1995 Grantor Retained Annuity Trust and The Monroe J. Carell, Jr. 1994 Grantor Retained Annuity Trust, with respect to which Mr. Carell is trustee and is entitled to an annuity until September 1999 with the remainder passing to his children, and (iv) 199,999 shares held by the Monroe Carell, Jr. Foundation, a charitable private foundation of which Mr. Carell is president and a director.


10.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [X]

       Excludes 7,467,572 shares held by The Carell Children's Trust, a trust created by Mr. Carell in 1987 for the benefit of his children, which shares are reported on a separate Schedule 13G/A filed by such trust, the trustee of which is Equitable Trust Company.


11.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

       41.10%


12.    TYPE OF REPORTING PERSON

       IN



                               Page 2 of 5 Pages
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                                 SCHEDULE 13G/A


ITEM 1(A).      NAME OF ISSUER:  CENTRAL PARKING CORPORATION

ITEM 1(B).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212

ITEM 2(A).      NAME OF PERSON FILING:  Monroe J. Carell, Jr.

ITEM 2(B).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                2401 21st Avenue South, Suite 200, Nashville, Tennessee 37212

ITEM 2(C).      CITIZENSHIP:  United States Citizen

ITEM 2(D). TITLE OF CLASS OF SECURITIES: Common Stock, Par Value $.01 per share

ITEM 2(E).      CUSIP NUMBER:  154785 10 9

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS:

                (A)  [ ]  BROKER OR DEALER REGISTERED UNDER THE ACT

                (B)  [ ]  BANK AS DEFINED IN SECTION 3(A)(6) OF THE ACT

                (C)  [ ]  INSURANCE COMPANY AS DEFINED IN SECTION 3(A)(19) OF
                          THE ACT

                (D)  [ ]  INVESTMENT COMPANY REGISTERED UNDER SECTION 8 OF THE
                          INVESTMENT COMPANY ACT

                (E)  [ ]  INVESTMENT ADVISER REGISTERED UNDER SECTION 203 OF
                          THE INVESTMENT ADVISERS ACT OF 1940

                (F)  [ ]  EMPLOYEE BENEFIT PLAN, PENSION FUND WHICH IS SUBJECT
                          TO THE PROVISIONS OF THE EMPLOYEE RETIREMENT INCOME SECURITY ACT OF 1974 OR ENDOWMENT FUND; SEE SEC. 240.13D-1(B)(1)(II)(F)

                (G)  [ ]  PARENT HOLDING COMPANY, IN ACCORDANCE WITH SEC.
                          240.13D-1(B)(II)(G); SEE ITEM 7

                (H)  [ ]  GROUP, IN ACCORDANCE WITH SEC. 240.13D-1(B)(1)(II)(H)

ITEM 4.         OWNERSHIP:

                (A)  AMOUNT BENEFICIALLY OWNED:  11,188,523

                (B)  PERCENT OF CLASS:  41.10%



                               Page 3 of 5 Pages

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                                 SCHEDULE 13G/A


            (C)  NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                 (I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                        11,188,523

                 (II)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                        None

                 (III)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                        11,175,282

                 (IV)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                        None

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

                 IF THIS STATEMENT IS BEING FILED TO REPORT THE FACT THAT AS OF THE DATE HEREOF THE REPORTING PERSON HAS CEASED TO BE THE BENEFICIAL OWNER OF MORE THAN FIVE PERCENT OF THE CLASS OF SECURITIES, CHECK THE FOLLOWING [ ].

                 Not Applicable

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 Not Applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

                 Not Applicable

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

                 Not Applicable

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP.

                 Not Applicable

ITEM 10.         CERTIFICATION.



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                                 SCHEDULE 13G/A

                                   SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                By: /s/ MONROE J. CARELL, JR.
                                                --------------------------------
                                                        Monroe J. Carell, Jr.



Date: February __, 1998





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